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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QAD Inc.
(Name of Subject Company (Issuer))

QAD Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $.001 per share
(Title of Class of Securities)

74727D 10 8
(CUSIP Number of Class of Securities)

Roland Desilets, Esq.
Executive Vice President, General Counsel
and Secretary
QAD Inc.
6450 Via Real
Carpinteria, California 93013
(805) 684-6614
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copies to:

Blase P. Dillingham, Esq.
Manatt, Phelps & Phillips
11355 West Olympic Blvd.
Los Angeles, California 90064
(310) 312-4000

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$13,650,000	$1,104.29

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 2,600,000 shares of the outstanding common stock, par value $.001 per share, at the maximum tender offer price of $5.25 per share.
The fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, is 0.0000809 of the transaction value.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Issuer Tender Offer Statement on Schedule TO relates to the offer by QAD Inc., a Delaware corporation ("QAD"), to purchase up to 2,600,000 shares of common stock of QAD, par value $.001 per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price specified by QAD that is not in excess of $5.25 per share nor less than $4.75 per share, net to the seller in cash, without interest, at which QAD stockholders have indicated they are willing to sell their shares. QAD's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 21, 2003 and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer and each of which is filed as an exhibit hereto. On the terms and subject to the conditions of the offer, QAD will determine the single per share price, not in excess of $5.25 per share nor less than $4.75 per share, that QAD will pay for shares properly tendered and not properly withdrawn in the offer taking into account the total number of shares so tendered and the prices specified by all stockholders tendering shares. This Issuer Tender Offer Statement Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

        The information set forth in the Summary Term Sheet in the Offer to Purchase by QAD dated March 21, 2003 (the "Offer to Purchase") attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information.

          (a)  The information set forth in "Section 9 ("Certain Information Concerning QAD") of the Offer to Purchase is incorporated herein by reference.

          (b)  The information set forth in the first paragraph Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of QAD; Stockholders' Agreement; Employment Agreements, Management Contracts and Change of Control Agreements; Certain Transactions") of the Offer to Purchase is incorporated herein by reference.

          (c)  The information set forth in Section 7 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

          (a)  This Tender Offer Statement is filed by the subject company. The information set forth in Section 9 ("Certain Information Concerning QAD") and Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of QAD; Stockholders' Agreement; Employment Agreements, Management Contracts and Change of Control Agreements; Certain Transactions") of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

          (a)  The following information set forth in the Offer to Purchase is incorporated herein by reference: (i) Section 1 ("Number of Shares; Proration"); (ii) Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer"); (iii) Section 3 ("Procedures for Tendering Shares"); (iv) Section 4 ("Withdrawal Rights"); (v) Section 5 ("Purchase of Shares and Payment of Purchase Price"); (vi) Section 6 ("Conditions of the Tender Offer"); (vii) Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of QAD; Stockholders' Agreement; Employment Agreements, Management Contracts and Change of Control Agreements; Certain Transactions"); (viii) Section 13 ("Certain United States Federal Income Tax Consequences"); and (ix) Section 14 ("Extension of the Tender Offer; Termination; Amendment").

          (b)  The information set forth in Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of QAD; Stockholders' Agreement;

  Employment Agreements, Management Contracts and Change of Control Agreements; Certain Transactions") of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

          (e)  The information set forth in Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of QAD; Stockholders' Agreement; Employment Agreements, Management Contracts and Change of Control Agreements; Certain Transactions") of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

          (a), (b) and (c)    The information set forth in Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer") of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

          (a)  The information set forth in Section 8 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

          (b)  Not applicable.

          (d)  Not applicable.

Item 8. Interest in Securities of the Subject Company.

          (a) and (b)    The information set forth in Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of QAD; Stockholders' Agreement; Employment Agreements, Management Contracts and Change of Control Agreements; Certain Transactions") of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

          (a)  The information set forth in Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

          (a) and (b)    The information set forth in the Offer to Purchase under Section 9 ("Certain Information Concerning QAD), and on pages 41 through 63 of QAD's Annual Report on form 10-K for the fiscal year ended January 31, 2002, and pages 1-10 of QAD's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002, is incorporated herein by reference.

Item 11. Additional Information.

          (a)  The information set forth in Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of QAD; Stockholders' Agreement; Employment Agreements, Management Contracts and Change of Control Agreements; Certain Transactions") and Section 12 ("Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

          (b)  The information set forth in the Offer to Purchase and in the related Letter of Transmittal, as each may be amended from time to time, is incorporated herein by reference.

Item 12. Exhibits.

        The index to exhibits appears on the page immediately following the signature page of this Schedule TO.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QAD INC.
By:	/s/ ROLAND DESILETS
	Name:	Roland Desilets
	Title:	Executive Vice President, General Counsel and Secretary

Date:    March 21, 2003

EXHIBIT INDEX

Exhibit No.
(a)(1)(i)	Offer to Purchase dated March 21, 2003
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(i)	Press Release, dated March 20, 2003*
(a)(5)(ii)	Letter to Stockholders from the Chief Executive Officer of QAD Inc., dated March 21, 2003
(b)	None
(d)(i)	Stock Purchase Agreement between QAD Inc. and Recovery Equity Investors II, L.P. dated December 23, 1999**
(d)(ii)	Registration Rights Agreement between QAD Inc. and Recovery Equity Investors II, L.P. dated December 23, 1999**
(d)(iii)	Stockholders' Agreement between QAD Inc. and Recovery Equity Investors II, L.P. dated December 23, 1999
(d)(iv)	Warrant issued to Recovery Equity Investors II, L.P. dated December 23, 1999
(d)(v)
Form of Employee Retention Agreement between QAD Inc. and each of Kathleen M. Fisher, Vince Niedzielski, Roland B. Desilets, Jr., John Doordan, Daniel Lender, Michael Lodato, Valerie Miller and Cheryl Slomann.
(d)(vi)	Agreement to Escrow Funds between QAD Inc. and Kathleen M. Fisher
(d)(vii)	Second Amendment to Loan and Security Agreement between Foothill Capital Corporation and QAD Inc.
(d)(viii)	Form of Indemnity Agreement between QAD Inc. and each of its Current Directors***
(g)	None
(h)	None

*
Previously filed on Schedule TO on March 21, 2003.

**
Incorporated by reference to QAD's Annual Report on Form 10-K for the year ended January 31, 2000 (Commission No. 0-22823).

***
Incorporated by reference to QAD's Registration Statement on Form S-1 (Commission No. 333-28441).

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Calculation Of Filing Fee
SCHEDULE TO
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX